Rachel B. Proffitt +1 415 693 2031 rproffitt@cooley.com

May 12, 2023

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Kathleen Collins, Accounting Branch Chief

Chen Chen, Staff Accountant

Re:	Procore Technologies, Inc.

Form 10-K for the Year Ended December 31, 2022

Filed March 1, 2023

File No. 001-40396

Ladies and Gentlemen:

On behalf of Procore Technologies, Inc. (the “Company”), we are submitting this letter in response to the letter, dated April 19, 2023, from the staff of the Division of Corporation Finance Office of Technology (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) with respect to the Company’s Annual Report on Form 10-K for the year ended December 31, 2022 (the “Annual Report”) submitted to the Commission on March 1, 2023.

Set forth below are the Company’s responses to the Staff’s comments. For ease of reference, the numbering of the paragraphs corresponds to the numbering of the comments in the letter from the Staff, and the Staff’s comments are reproduced in italics. Page references in the text of this response letter correspond to the page numbers in the Annual Report.

U.S. Securities and Exchange Commission

May 12, 2023

Form 10-K for the Year Ended December 31, 2022

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Certain Factors Affecting Our Performance, page 42

1.

We note from your response to prior comment 1 that you intend to disclose net retention rate beginning with your December 31, 2023 Form 10-K. Please explain why you do not intend to include this measure in your quarterly reports on Form 10-Q. In this regard, as previously noted, you provided net retention rate information for September 30, 2022 in your November 2022 Investor Day Presentation. Further, we note that management has discussed this measure qualitatively in your earnings calls and as noted in the following comment, you previously asserted that this measure is important in managing your business. Alternatively, tell us what measure(s) management uses on a quarterly basis to monitor your ability to retain and grow your customer base throughout the year. Similarly, please address why you do not disclose gross retention rate on a quarterly basis.

Response:

Summary

The Company respectfully advises the Staff that, while net retention rate (“NRR”) is a traditional metric associated with many comparable SaaS companies, the Company does not believe that NRR is the best indicator of the Company’s ability to retain and grow its customer base. While some investors find NRR to be a helpful metric for measuring the health of the Company’s business, the Company believes that, for the reasons described below under Subscription Contracts and Pooled Volume Contracts , investors should not overly focus on NRR each quarter, which is why the Company proposed disclosing the metric on an annual basis as it did in the prospectus for its initial public offering in May 2021.

While the Company will disclose NRR for the annual periods ending December 31, 2023 and December 31, 2022 beginning with its Form 10-K for the annual period ending December 31, 2023, it will also disclose its gross retention rate (“GRR”) on a quarterly basis beginning with its Form 10-Q for the quarterly period ending June 30, 2023.

GRR is a metric that provides investors with a better understanding of the Company’s ability to retain its customer base throughout the year, although it does not include customer expansion. While NRR includes customer expansion, it does not adequately capture the manner in which many customers, and in particular larger customers, use the Company’s products. The Company believes the current portion of remaining performance obligations (“cRPO”), which represents the contracted transaction price under existing contracts with customers that is expected to be recognized as revenue in the next 12 months, better accounts for changes in customer retention and expansion. Accordingly, the Company also proposes to expand its discussion of cRPO, as further described below, beginning with its Form 10-Q for the quarterly period ending June 30, 2023.

Subscription Contracts and Pooled Volume Contracts

The Company primarily sells its products on a subscription basis for a fixed fee with pricing generally based on the number and mix of products to which a customer subscribes and the fixed aggregate dollar volume of construction work contracted to run on the Company’s platform, which the Company refers to as “construction volume.” To help its customers address the variable nature of their construction volume, the Company offers (a) annual subscription contracts with construction volume measured over a one-year period; (b) multi-year subscription contracts with construction volume measured over successive one-year periods; and (c) pooled volume contracts with fixed flat annual fees based on construction volume measured over multiple years (typically, two- or three-year periods).

U.S. Securities and Exchange Commission

May 12, 2023

Pooled volume contracts are most commonly purchased by customers whose project portfolios include large-scale, multi-year construction projects (typically larger customers) because pooled volume contracts give these customers flexibility to deploy construction volume as the needs within their project portfolios change. Pooled volume contracts allow such customers to avoid defining their construction volume commitments in a given year and the attendant risk of their construction volume usage exceeding their contracted-for amount, which would require a contract modification to purchase additional construction volume for incremental subscription fees. Rather, such customers can benefit from having multi-year periods to accommodate changes in their project portfolios. Pooled volume contracts may also help these customers secure volume-based price discounts from the Company, as well as allow the Company to secure larger up-front commitments from these customers.

In pooled volume contracts, NRR does not capture a customer’s increase in construction volume usage because the fixed annual fees in these arrangements result in 100% NRR. For example, a customer with multiple construction projects may expect the construction volume in year 1 to be notably lower than in year 2 and year 3. This customer could choose to sign a multi-year subscription contract with construction volume measured over successive one-year periods, in which case the annual subscription fees increase each year as the construction volume ramps, resulting in greater than 100% NRR. In contrast, if the customer chooses to lock in a three-year pooled volume contract and commit its total construction volume over a three-year period, the annual subscription fees are flat each year, resulting in 100% NRR.

Pooled volume contracts generally result in lower NRR than what would have been reflected had those customers signed annual subscription contracts with construction volume measured over a one-year period or multi-year subscription contracts measured over successive one-year periods, as customers tend to increase usage of the Company’s platform year-over-year.

Furthermore, the Company’s presentation of NRR at its November 2022 Investor Day noted that the introduction of pooled volume contracts in 2018 resulted in a “headwind” to NRR. In the Company’s remarks that accompanied the November 2022 Investor Day presentation, the Company’s then-Chief Financial Officer stated that the Company was providing NRR because investors routinely ask about it, but “the reality of it is that it is still not a key metric for us.”

Remaining Performance Obligations

The Company supplementally advises the Staff that this usage dynamic is more clearly captured in cRPO. The Company believes that cRPO has historically served as a better predictor of revenue as it reflects the remaining contracted value that is expected to be recognized as revenue in the next 12 months from the Company’s customer base, including both new and existing customers, and takes into account changes in customer retention and expansion. The Company further advises the Staff that it will disclose a year-over-year comparison of cRPO on a quarterly basis beginning with its Form 10-Q for the quarterly period ending June 30, 2023 approximately as follows:

Our subscriptions typically have a term of one to three years. The transaction price allocated to remaining performance obligations (“RPO”) under our subscriptions represents the contracted transaction price that has not yet been recognized as revenue, which includes deferred revenue and amounts under non-cancelable subscriptions that will be invoiced and recognized as revenue in future periods. Our current RPO (“cRPO”) represents future revenue under existing contracts that is expected to be recognized as revenue in the next 12 months.

U.S. Securities and Exchange Commission

May 12, 2023

	June 30, 2023		June 30, 2022
Current	$	[_]	$	[_]
Noncurrent		[_]		[_]
Total		[_]		[_]

cRPO is a key metric to track our ability to win fixed revenue commitments from new customers and to expand and retain existing customers. As of June 30, 2023, cRPO increased by [_]% year-over-year. Approximately [_]% of the increase was attributable to existing customers and [_]% was attributable to new customers.

We expect RPO to change from period to period primarily due to the size, timing, and duration of new customer contracts and customer renewals.

Business

Overview, page 4

2.

You disclose on page 4 the number of customers with ARR greater than $100,000 for each of the last three fiscal years. Please tell us the amount or percentage of revenue generated from this customer base for each period presented. Also, explain why you no longer include a discussion of this measure as a factor affecting your performance in MD&A for both your quarterly and annual filings. In this regard, in response to comment 5 in your January 13, 2020 letter, you stated that the number of customers, the number of customers with ARR greater than $100,000 and net retention rate are “important factors management uses to drive strategic business decisions and evaluate the health of the business.”

Response:

The Company supplementally advises the Staff that it will disclose the percentage of ARR generated from customers with ARR greater than $100,000 for each of the last three fiscal years on an annual basis beginning with its Form 10-K for the annual period ending December 31, 2023 approximately as follows:

Customers with ARR greater than $100,000 represented [__]%, [__]%, and [__]% of total ARR in each of the annual periods ending December 31, 2021, December 31, 2022, and December 31, 2023, respectively.

The Company supplementally advises the Staff that the number of customers with ARR greater than $100,000 is a metric that provides investors with a better understanding of the makeup of the Company’s customer base, which is why this metric is disclosed in the business section of its Form 10-K for years ended December 31, 2022 and December 31, 2021. However, the Company does not currently use the number of customers with ARR greater than $100,000 as a key metric to make strategic business decisions or evaluate the health of its business, which is why this metric is not disclosed in its MD&A.

*        *        *

U.S. Securities and Exchange Commission

May 12, 2023

Please contact me at (415) 693-2031 or Jon Avina of Cooley LLP at (650) 843-5307 with any questions or further comments regarding our responses to the Staff’s comments.

Sincerely,

/s/ Rachel B. Proffitt

Rachel B. Proffitt

Cooley LLP

cc:	Benjamin Singer, Procore Technologies, Inc.

Uyen Nguyen, Procore Technologies, Inc.

Jon Avina, Cooley LLP